Northern Dynasty Sets Annual Meeting of Shareholders
and Provides Update on Its Annual Filings

April 8, 2016 - Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces that it will hold its Annual General Meeting (“AGM”) of Shareholders at 2:00 pm PDT on Thursday, June 16, 2016.

In preparation for the AGM, meeting materials will be mailed to shareholders on or about May 17, 2016. Details of the location of the meeting have not yet been finalized but will be included in the Company’s Information Circular.

The Company also advises that its audited consolidated financial statements for the fiscal year ended December 31, 2015, included in the Company’s Form 6-K that was furnished to the US Securities and Exchange Commission on April 5, 2016, contained an audit report from its independent registered public accounting firm that includes a going concern emphasis of matter.

This news release is required by Section 610(b) of the NYSE MKT Company Guide. It does not represent any change or amendment to any of the Company’s filings for the fiscal year ended December 31, 2015.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Trevor Thomas
Secretary

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company’s home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission.